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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52618

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __01/01/08__ AND ENDING __12/31/08__
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Superior Financial Services Inc

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

N168 W21931 Main Street

(No. and Street)

Jackson   WI   53037

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Haese   (262) 677-9036

                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William Matthews CPA sc

(Name – if individual, state last, first, middle name)

14040 W. Capitol Dr., Brookfield, WI   53005

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____ William Haese _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Superior Financial Group Inc _____, as of _____ December 31 _____, 20 08 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
President
Title

Debra A. Haese
exp 10/4/09
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUPERIOR FINANCIAL SERVICES. INC

ANNUAL AUDIT REPORT

DECEMBER 31, 2008 and 2007

SUPERIOR FINANCIAL SERVICES, INC.

YEARS ENDING DECEMBER 31, 2008 & 2007

TABLE OF CONTENTS



**WILLIAM
MATTHEWS
C.P.A., S.C.**

INDEPENDENT AUDITOR'S REPORT

February 9, 2009

To the Board of Directors of
Superior Financial Services, Inc.

We have audited the accompanying statements of financial position of Superior Financial Services, Inc. as of December 31, 2008 and 2007 and the related statements of operations and retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Management's procedures for safeguarding securities have also been reviewed. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Superior Financial Services, Inc. as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

CPA SC

Mailing Address:
P.O. Box 790
Elm Grove, WI 53122-0790
www.wmcpa.com
WILLIAM MATTHEWS C.P.A., S.C.
CERTIFIED PUBLIC ACCOUNTING

Corporate Location:
14040 West Capitol Drive
Brookfield, WI 53005
262-373-5000
Fax 262-373-5007
800-729-0712

SUPERIOR FINANCIAL SERVICES, INC.
Statement of Financial Position
As of December 31, 2008 and December 31, 2007

Assets	December 31, 2008			December 31, 2007		
	Allowable	Non-Allowable	Total	Allowable	Non-Allowable	Total
Current Assets:						
Cash - note 3	$35,233		$35,233	$42,913		$42,913
Commissions and related						
Receivables- note 4	20,963		20,963	23,693		23,693
Securities at market	6		6	2,755		2,755
Other assets and receivables		324	324		861	861
Total Current Assets	56,202	324	56,526	69,361	861	70,222
Other Assets:						
Secuity deposit with clearing house	35,000		35,000	35,000		35,000
TOTAL ASSETS	$91,202	$324	$91,526	$104,361	$861	$105,222

Liabilities and Stockholders Equity

Current Liabilities:

	2008	2007
Accounts Payable	$4,371	$4,155
Loans From Shareholder	$0	$0
Commission payable - note 5	20,605	31,543
Total Liabilities	$24,975	$35,698

Stockholders Equity:

	2008	2007
Common stock - no par value, 9,000 shares authorized; 200 shares issued and outstanding in 2008 and 2007 respectively - note 8	$10,000	$10,000
Additional paid in capital	95,231	95,231
Unrealized capital gain(loss)	(35,777)	(35,707)
Retained earnings (deficit)	(2,904)	0
TOTAL STOCKHOLDERS EQUITY	$66,550	$69,524
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$91,526	$105,222

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.
Statement of Operations and Retained Earnings (Deficit)
For the Years Ended December 31, 2008 and December 31, 2007

	For the Years Ended Dec.31	
	2008	2007
Revenue:		
Securities commissions - Listed stock	$ 1,062	$ 464
- OTC stock	145,857	140,044
- Mutual funds	88,278	101,648
-Mutual fund trails	225,938	219,712
-Municipal bonds	3,761	3,025
-OTC Bonds	12,978	0
- Options	9,031	16,359
- Bonds	0	17,783
Total securities commissions	486,906	499,035
Fees	0	130,414
Insurance commissions	115	375
Variable Products	98,592	70,944
CD commissions	30	1,340
Miscellaneous income	0	33
Total Revenues	585,642	702,141
Expenses:		
Salaries and payroll taxes	$ 93,111	$ 94,194
Commissions paid	455,473	542,766
Professional fees	1,598	953
Rental Expense	24,000	24,000
Quote service rental	895	1,245
Registration fees	5,421	1,597
Other general and administrative expenses	9,684	9,911
Total Expenses	590,182	674,666
Operating Income (Loss)	$ (4,539)	$ 27,475
Other Income (Expense)		
Interest dividend income	1,636	3,740
Realized asset depreciation (appreciation)	0	(2,856)
Bad debts	0	0
Total Other Income (Expense)	1,636	885
Net Income (Loss) for the Year	$ (2,904)	$ 28,359
Retained Earnings - Beginning of Year	30,231	1,872
Equity Distributions	(30,231)	0
Retained Earnings (Deficit) - End of Year	$ (2,904)	$ 30,231

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.
Statement of Cash Flows
For the Years Ended December 31, 2008 and December 31,2007

	For the Year Ended Dec. 31.	
	2008	2007
Cash flow from Operating Activities		
Net income (loss)	$ (2,904)	$ 28,359
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization	0	
Change in current assets and liabilities		
Decrease (increase) in		
Commissions and related receivables	2,731	(1,879)
Investment in common stock - trading, at cost	2,749	3,651
Other Assets	537	580
Accounts payable	214	645
Increase (decrease) in		
Commissions payable - note 5	(10,938)	13,757
Net cash provided by (used for) operating activities	(7,611)	45,113
Cash Flow from Financing Activities		
Increase in security deposits	0	0
Unrealized capital gain (loss)	(70)	4,752
Withdrawal of Capital	0	(35,000)
Net cash provided by (used for) financing activities	(70)	(30,248)
Net Increase (decrease) in cash	(7,681)	14,865
Cash at beginning of year	42,913	28,048
Cash at end of year- note 3	$ 35,233	$ 42,913

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 and DECEMBER 31, 2007

Note I - Summary of Significant Accounting Policies

Nature of Operations

Superior Financial Services, Inc. introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. Superior Financial Services, Inc. promptly forwards all funds received from customers in connection with its activities as a broker.

Basis of Statement Preparation

The company's accounts are maintained on the accrual basis of accounting. As such, revenues are recognized when earned, and expenses and related liabilities are recorded in the period incurred.

Use of Estimates

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Uncollectible Accounts

No allowance for uncollectible accounts has been provided since it is believed that the balance in accounts receivable is fully collectible.

Security Valuation

Investments in securities traded on a national securities exchange (or reported on NASDAQ national market) are stated at the last reported sales price on the day of valuation. The first-in, first-out method is used to determine the cost of each security at the time of sale. These securities are subject to off balance sheet risk due to the fact that market values are unpredictable.

Income Taxes

Income taxes are not provided for as the company has elected subchapter "S" status. Any tax liability is passed to the shareholders of the company on a prorata basis of ownership.

Advertising

Advertising costs are charged to operations when incurred.

SUPERIOR FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 and DECEMBER 31, 2007

Note 2 - Corporate History

Superior Financial Services, Inc. was incorporated in 2000 and is registered as a licensed broker to deal in securities.

Note 3 - Cash

The following is a summary of cash as of December 31, 2008 and December 31, 2007

		December 31, 2008			Dec. 31, 2007
	Allowable	Non-Allowable	Total		Total
Checking	$ 113	$ 0	113	$	394
Money market	35,120	0	35,120		42,518
Risk trading account	0	0	0		0
Total	$ 35,233	$ 0	$ 35,233	$	42,913

Note 4 - Commissions and Related Receivables

The following is a summary of commissions and related receivables as of December 31, 2008 and December 31, 2007.

	December 12, 2008		December 31, 2007
Allowable	Non-Allowable	Total	Total
$20,963		$20,963	$23,693

Note 5 - Related Party Transactions: Due from (to) Associated Company

Rent

Superior Financial Services, Inc. leases office space on an informal month-to-month basis from an associated company (Haese Financial Group, Inc.).

For the years ended December 31, 2008 and December 31, 2007, rent expense of $24,000 per year was incurred.

There were no rents payable as of December 31, 2008 and December 31,2007.

SUPERIOR FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 and DECEMBER 31, 2007

Note 6- Income Taxes

Superior Financial Services, Inc has elected Subchapter "S" status, and as such does not incur a tax liability. The owners of the company incur and pay the liability on their personal returns.

Note 7 - Net Capital

Superior Financial Services, Inc. introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. Superior Financial Services, Inc. promptly forwards all funds received from customers in connection with its activities as a broker.

The net capital requirements (in accordance with Section 15c3-1 of Securities and Exchange Commission Rules) are S5,000 for brokers who no not receive securities, and who do not generally carry customers' accounts. Superior Financial Services, Inc. has complied with the net capital requirements for the years ended December 31, 2008 and December 31, 2007.

Because Superior Financial Services, Inc. cleared all customer transactions through another broker-dealer on a fully disclosed basis, the Company is exempt from having to provide information relating to the possession or control requirements in accordance with Section 15c3-3 of the SEC Rules.

Note 8 - Stockholders' Equity

For the years ended December 31, 2008 and 2007, there were 9,000 shares authorized of no par value common stock. For the years ended December 31, 2008 and 2007, there were 200 shares issued and outstanding respectively.

Note 9 - Concentration of Credit Risk and Revenue

The company maintains its cash at various financial institutions. The balances, at times, may exceed federally insured limits. At December 31, 2008 and 2007, the company did not exceed the insured limit.

Note 10 - Disclosures About Fair Value of Financial Instruments

The carrying amount of all financial instruments as reported in the accompanying statements of financial position is equal to the fair value for these same financial instruments as of December 31, 2008.

February 9, 2009

To the Board of Directors of
Superior Financial Services, Inc.

The accompanying financial information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Our audit of the basic financial statements was made for the purpose of forming an opinion on those statements taken as a whole. The accompanying financial information has been subjected to the same procedures applied to the audit of the related basic financial statements.

In our opinion, the accompanying financial information fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SUPERIOR FINANCIAL SERVICES, INC.
Schedule of Other General and Administrative Expenses
For the Years Ended December 31, 2008 and December 31, 2007

	For the years ended December 31	
	2008	2007
Other General and Administrative Expenses		
Accounting	$ 4,820	$ 4,265
Dues and subscriptions	415	415
Bank fees	5	0
Equipment Rental	0	0
Insurance	1,833	1,990
Legal Fees	0	0
Amortization	0	0
Office supplies	0	0
Travel & entertainment	0	115
Postage	83	269
Taxes	55	0
Repairs, maintenance and property taxes	0	0
Telephone	2,473	2,856
Total Expenses	$ 9,684	$ 9,911

SUPERIOR FINANCIAL SERVICES, INC.
Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2006 and December 31, 2007

| | For the years ended December 31 | |
	2008	2007
Balance at beginning of year	$ 69,524	$ 71,413
Add: Net income (loss)	(2,904)	28,359
Unrealized capital gain(loss)	(72)	4,752
Changes in Capital	0	(35,000)
Balance at end of year	$ 66,549	$ 69,524

* * *

Statements of Changes in Liabilities Subordinated
to Claims of General Creditors
As of December 31, 2008 and December 31, 2007

| | As of December 31 | |
	2008	2007
Balance at beginning of year	$ 0	$ 0
Increases		
Decreases		
Balance at end of year	$ 0	$ 0

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.
Computation of Net Capital
As of December 31, 2008 and December 31, 2007

		As of December 31	
		2008	2007
Total stockholders' equity per financial statement	$	66,550 $	69,524
Deduct: Haircuts		(464)	(65)
Deduct: Total nonallowable assets per statement of financial position		(324)	(861)
Net Capital	$	65,763 $	68,598

* * *

Computation of Excess Net Capital Requirement
As of December 31, 2008 and December 31, 2007

		As of December 31	
		2008	2007
Net Capital	$	65,763 $	68,598
Deduct: Minimum dollar net capital requirement-note 7		(5,000)	(5,000)
Excess Net Capital	$	60,763 $	63,598

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.
Reconciliation of the Unaudited Computation of Net Capital
to the Audited Computation of Net Capital
As of December 31, 2008 and December 31, 2007

| | | As of December 31 | |
		2008	2007
Unaudited net capital per focus report	$	65,763 $	68,598
Adjustments to asset accounts-increase (decrease) Cash			
Adjustments to liabiltiy accounts-decrease (increase)		0	0
Audited net capital	$	65,763 $	68,598

* * *

Reconciliation of the Unaudited Computation of Excess Net Capital Requirement
to the Audited Computation of Excess Net Capital Requirement
As of December 31, 2008 and December 31, 2007

| | | As of December 31 | |
		2008	2007
Unaudited Excess Net Capital	$	60,763 $	63,598
Adjustments to asset accounts-increase (decrease) Cash		0	0
Adjustments to liabiltiy accounts-decrease (increase)		0	0
Audited Excess Net Capital	$	60,763 $	63,598

The accompanying notes are part of these financial statements

February 9, 2009

To the Board of Directors of
Superior Financial Services, Inc.

Subject: Internal Accounting Control

We have audited the financial statements of Superior Financial Services, Inc. for the year ended December 31, 2008 and have issued our report thereon dated February 9, 2009.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

In planning and performing our audit of the financial statements of Superior Financial Services, Inc, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

The management of Superior Financial Services, Inc. is responsible for establishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure polices and procedures. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or deposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Because of inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure and its operation; that we consider to be material weakness as defined above.